Media release

Rule 12g3-2(b) File No. ~~82-5190~~

0 82-34643

06015490

Disclosure of shareholdings in accordance with stock market rules

Pfäffikon SZ, July 21, 2006 – According to an announcement by Zürcher Kantonalbank, Bahnhofstrasse 9, 8001 Zurich, Switzerland, dated July 21, 2006, said institution held a total of 20.35 % voting rights in Unaxis Holding AG as of July 18, 2006. The composition of the holding was as follows:

- 1 558 494 registered shares (11.02 %)
- 8 107 740 call options (5.63 %)
- 19 863 688 short put options (3.70 %)

Herewith, said institution's proportion of voting rights is above the 20 % threshold.

SUPPL

For additional information please contact:
Unaxis Holding AG
Corporate Communications
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

Unaxis – a leading global high-tech corporation

Unaxis (SWX: UNAX) is a globally leading company in the field of thin film, vacuum and precision technology. Based on these core competencies, Unaxis develops production systems, components, and services for high-technology products. The company's commercial activities center on protective coatings for precision tools and components (Coating Services), systems for producing vacuums and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), aerospace technology (Space Technology), as well as production equipment for solar modules. Unaxis also applies its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6 500 individuals and, in its 2005 financial year, recorded sales of CHF 1 605 billion. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses approximately 80 subsidiaries in 25 countries.

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